EXHIBIT NO. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
TO RELEASE THIRD QUARTER EARNINGS

TORONTO, September 30, 2003 – Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its third quarter earnings on October 21, 2003 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be FHR’s chief executive officer, William R. Fatt, along with Chris J. Cahill, president and chief operating officer, and M. Jerry Patava, executive vice president and chief financial officer.

Investors are invited to access the call by dialing 416-695-5806 or 1-800-273-9672. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on October 21, 2003 through to October 28, 2003. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 1481058.

A live audio webcast of this conference call will be available via FHR’s investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 866-627-0642
Email: investor@fairmont.com
Website: www.fairmont.com